EXHIBIT 99.1

 *BUTLER INTERNATIONAL, INC.*

NEWS

FOR IMMEDIATE RELEASE
July 27, 2004

CONTACT: Craig S. Tireman
(201) 476-5410

BUTLER INTERNATIONAL, INC.
REPORTS SECOND QUARTER 2004 PROFIT

SALES EXCEED PRIOR YEAR BY 22%

SALES GROW FOR FIFTH STRAIGHT SEQUENTIAL QUARTER

MONTVALE, NJ . . . Butler International, Inc. (NASDAQ SC: BUTL) announced today its results for the second quarter of 2004.

In the second quarter of 2004, the Company reported net income of $1.1 million, or $.08 per share, contrasted with a loss of $13.0 million, or $1.29 per share for the same 2003 period. Sales for the period ended June 30, 2004, were $63.1 million, a 22% increase over the $51.7 million reported for the same period of the prior year. Net income from continuing operations was $935,000, or $.07 per share, compared to a loss of $11.9 million, or $1.18 per share recorded in the second quarter of 2003. The second quarter of 2003 included a charge related to goodwill impairment amounting to $7.8 million, net of tax.

A 19% increase in gross margin combined with a 29% reduction in overhead expenses and a 14% decrease in interest costs were the driving forces for the turnaround in profitability. The higher gross margin dollars reflect a 22% increase in sales, offset partially by lower margin percentages caused principally by business mix. Overhead expense in the 2003 quarter included legal settlement and related charges of $2.9 million. The remaining decrease in overhead expense resulted from the Company's successful restructuring initiatives completed in late 2003. The decrease in interest expense was due to lower rates negotiated on one of the Company's term loans in the fourth quarter of 2003. Interest savings were lessened somewhat by increased borrowings caused by higher sales-driven receivables.

Sales and operating profits from the Company's largest and fastest growing operation, Butler Technical Group, again exceeded the prior year; sales were 29% above the second quarter of 2003 while profits grew by 45% for the same period. A large portion of the year on year increase came from work performed in the aerospace and defense sectors. The Telecom Services operation also exceeded last year's sales and profit results by 21% and 57% respectively. The increased profitability was principally due to a combination of increased volume and lower overhead, offset in part by reduced billing rates. The Technology Solutions' revenues were 9% below the 2003 quarter as a result of fewer billable employees and operating profit was 24% below that of the prior year period. Decreased volume together with a reduction in gross margin percentage, partially offset by lower overhead expenses, resulted in the reduced operating profit for the Technology Solutions division.

Interest expense for the current year quarter was down by 14% from the prior year. This favorable variance was caused by a reduction in rates on one of the Company's term loans, which was negotiated in the fourth quarter of 2003. The benefit of the interest rate reduction was partially offset by higher borrowings that resulted from increased receivables brought on by higher revenue.

Edward M. Kopko Chairman and Chief Executive Officer, said, "Butler's strength in aerospace and defense services contributed to second quarter revenue growth and our business pipeline supports continued growth in these areas. As anticipated, management's previous cost restructuring efforts have had a positive impact on profit. We continue to expect full-year profitability for 2004."

On a year-to-date basis, net income was $1.2 million, or $.09 per share, compared to a loss of $14.7 million, or $1.46 per share for the same period in 2003. Income from continuing operations was $1.1 million, or $.08 per share for the first six months of 2004, versus a loss of $13.7 million, or $1.37 per share last year. Prior year results included restructuring charges of $1.5 million, legal settlement and related charges of $1.9 million and a goodwill impairment charge of $7.9 million, all net of tax. Sales for the six months ended June 30, 2004 were $121.0 million, or 20% higher than the $101.2 million for the comparable period in 2003.

Butler Technical Group sales and operating profits for the first six months of 2004 exceeded the prior year period by 29% and 55%, respectively. The Telecom Services operation also exceeded last year's sales and profit results by 16% and 55%, respectively for the six month period. The Technology Solutions' sales and operating profits were 13% and 26% below the prior year period.

About Butler International

Butler International, Inc. is a leading provider of TechOutsourcing services, helping customers worldwide increase performance and savings. During its 50-year history, Butler has served many prestigious companies. Butler's current client list includes Avon Products, BellSouth, Boeing, Caterpillar, Citigroup, Johnson and Johnson, Los Alamos National Laboratories, Merrill Lynch, Nortel Networks, Northrop Grumman, United Defense, Verizon and more. If you would like to find out more about Butler's value-added services, visit us on the web at http://www.butler.com.

Information contained in this press release, other than historical information, may be considered forward-looking in nature as such it is based upon certain assumptions and is subject to various risks and uncertainties, which may not be controllable by the Company. To the extent that these assumptions prove to be incorrect, or should any of these risks or uncertainties materialize, the actual results may vary materially from those that were anticipated.

Mindpower for a Changing World[SM]
World Headquarters, 110 Summit Avenue, Montvale, NJ 07645 (201) 573-8000
www.butler.com

EXHIBIT 99.1

BUTLER INTERNATIONAL, INC.
SUMMARY OF OPERATIONS
(in thousands except per share data)
(unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
Net sales	$ 63,055	$ 51,698	$ 120,967	$ 101,197
Cost of sales	52,077	42,437	100,278	83,183
Gross margin	10,978	9,261	20,689	18,014
Depreciation and amortization	454	730	947	1,575
Selling, general and administrative expenses	8,260	8,653	16,239	17,690
Restructuring and other charges	-	2,178	-	2,400
Legal settlements and related costs	-	2,908	-	2,908
Goodwill impairment	-	12,331	-	12,331
Operating income/(loss)	2,264	(17,539)	3,503	(18,890)
Interest expense	(1,039)	(1,205)	(2,034)	(2,468)
Income/(loss) from continuing operations before income taxes	1,225	(18,744)	1,469	(21,358)
Income tax (expense)/benefit	290	(6,827)	382	(7,615)
Income/(loss) from continuing operations	935	(11,917)	1,087	(13,743)
Income/(loss) from discontinued operations, net of taxes	125	(1,125)	125	(950)
Net income/(loss)	$ 1,060	$ (13,042)	$ 1,212	$ (14,693)
Basic income/(loss) per share:				
Continuing operations	$ 0.08	$ (1.18)	$ 0.09	$ (1.37)
Discontinued operations	0.01	(0.11)	0.01	(0.09)
Net income/(loss)	$ 0.09	$ (1.29)	$ 0.10	$ (1.46)
Diluted income/(loss) per share				
Continuing operations	$ 0.07	$ (1.18)	$ 0.08	$ (1.37)
Discontinued operations	0.01	(0.11)	0.01	(0.09)
Net income/(loss)	$ 0.08	$ (1.29)	$ 0.09	$ (1.46)
Average number of common shares and dilutive common share equivalents outstanding:				
Basic	10,218	10,168	10,218	10,168
Diluted	13,053	10,168	13,025	10,168

BUTLER INTERNATIONAL, INC.
SELECTED BALANCE SHEET INFORMATION
(in thousands)
(unaudited)

	June 2004	June 2003
Accounts Receivable	$ 39,108	$ 32,896
Total Current Assets	47,533	42,879
Total Current Liabilities	22,575	24,042
Working Capital	24,958	18,837
Total Assets	104,219	99,709
Total Liabilities	86,020	83,135
Stockholders' Equity	18,199	16,574